File No. 70-

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

            (Name of companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                      A. A. Pena, Treasurer
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS
     American Electric Power Company, Inc. ("AEP") requests authorization herein to guarantee from time to time through December 31, 2003 on behalf of its wholly-owned subsidiary American Electric Power Service Corporation ("AEPSC") up to $20,000,000 principal amount of unsecured promissory notes (the "Long-Term Notes") to one or more commercial banks, financial institutions or other institutional investors pursuant to one or more term loan agreements (the "Proposed Term Loan Agreement") with terms similar to those contained in the representative form attached hereto as Exhibit A, with appropriate insertions or modifications to specific terms thereof as may be negotiated between AEPSC and a specific lender at the time of the issuance of the Long-Term Notes; provided that the aggregate amount of such guarantees shall not exceed $20,000,000 at any one time outstanding.
          A.   Guarantee of Indebtedness.
          The Proposed Term Loan Agreement and the Long-Term Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.
          The Proposed Term Loan Agreement would provide that the Long-Term Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between AEPSC and the lender. Any fixed rate of interest of the Long-Term Notes will not be greater than 250 basis points above the yield at the time of issuance of the Long-Term Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Long-Term Notes. Any fluctuating rate will not be greater than 200 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.
          In order to induce a lender to purchase the Long-Term Notes from AEPSC, AEP proposes to unconditionally guarantee to pay any lender the amounts due and unpaid by AEPSC.
          B.   Use of Proceeds.
          The proceeds from the Long-Term Notes will be used to pay long-term debt at, or prior to, maturity, to repay short-term debt, to finance anticipated working capital or for other corporate purposes permitted by law. AEPSC currently has a term loan in the principal amount of $10,000,000 which matures October 14, 1998.
          C.   Compliance with Rule 54
          Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the Public Utility Holding Company Act of 1935, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1). As of September 30, 1997, AEP, through its subsidiaries, had aggregate investment in FUCOs of $388,096,000. This investment represents approximately 24.4% of $1,590,817,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1997.
     Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
     Rule 53(a)(4).  AEP has submitted and will submit a copy of
Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
     Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,590,817,000) represented an increase of approximately $16,165,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,574,652,000); and (iii) for the fiscal year ended December 31, 1996, AEP did not report operating losses attributable to AEP'S direct or indirect investments in EWGs and FUCOs.
     Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     The expenses of AEPSC and AEP in connection with the proposed indebtedness, other than placement fees, are estimated not to exceed $10,000, consisting of expenses to be billed at cost by AEPSC.
ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     AEPSC and AEP consider Sections 6(a), 6(b), 7 and 12(b) of the 1935 Act and Rules 45 and 52 thereunder to be applicable to the proposed transactions.
ITEM 4.   REGULATORY APPROVAL
     No commission other than this commission has jurisdiction over the proposed transaction.
ITEM 5.   PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before April 15, 1998. AEP and AEPSC waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. AEP and AEPSC consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     The following exhibits and financial statements are filed as part of this statement:
          Exhibit A      Copy of proposed form of Term Loan and
                         Guaranty Agreement

          Exhibit E      None

          Exhibit F      Opinion of Counsel

          Exhibit H      Form of Notice

     Balance sheets as of December 31, 1997 and Statements of Income and Retained Earnings, per books and pro forma, for the 12 months ended December 31, 1997, of AEPSC and of AEP and its subsidiaries consolidated, together with journal entries reflecting the proposed transactions (to be filed by amendment).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that the granting and permitting to become effective of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER SERVICE CORPORATION

                    By__________________________________
                                Treasurer


                    AMERICAN ELECTRIC POWER COMPANY, INC.

                    By__________________________________
                                Treasurer

Dated:  March 1, 1998